[redacted]

09040382

RECD S.E.C.

APR 2 2009

803

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67023

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAMCO Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6805 Capital of Texas Highway, Suite 350
(No. and Street)

Austin	TX	78731
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph R. Mannes (214) 765-1466
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name – *if individual, state last, first, middle name*)

700 North Pearl, Suite 2000	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Joseph R. Mannes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SAMCO Capital Markets, Inc., as of February 13, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARGARET TAYLOR GARCIA
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
6-2-2012

Joseph R. Mannes
Signature

Chief Operating Officer
Title

Margaret Taylor Garcia
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAMCO Capital Markets, Inc.

Statement of Financial Condition and Supplemental Information Per SEC Rule 17a-5(e)(3)

For the Year Ended December 31, 2008

SAMCO Capital Markets, Inc.

Contents

BDO Seidman, LLP
Accountants and Consultants

700 North Pearl, Suite 2000
Dallas, Texas 75201
Telephone: 214-969-7007
Fax: 214-953-0722

Report of Independent Registered Public Accounting Firm

Stockholders and Chairman
SAMCO Capital Markets, Inc.
Austin, Texas

We have audited the accompanying statement of financial condition of SAMCO Capital Markets, Inc. (the Company), a wholly owned subsidiary of SAMCO Holdings, Inc., as of December 31, 2008, and the related statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SAMCO Capital Markets, Inc. at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

Dallas, Texas
February 13, 2009

SAMCO Capital Markets, Inc.
Statement of Financial Condition
December 31, 2008

Assets:	
Cash and cash equivalents	$ 755,342
Receivable from clearing organization	5,991,685
Securities owned:	
Marketable, at market value	16,009,955
Not readily marketable, at estimated fair value	365,298
Accounts receivable	188,349
Prepaid expenses	142,646
Fixed assets, net of accumulated depreciation of $2,701,003	765,484
Other assets	127,963
Total assets	$24,346,722
Liabilities:	
Payable to clearing organization	$17,046,320
Accounts payable and accrued liabilities	1,745,550
Total liabilities	18,791,870
Stockholder's Equity:	
Common stock, $.01 par value, 2,000 shares authorized, 1,000 issued and outstanding	10
Additional paid-in capital	5,992,571
Retained earnings	(437,729)
Total stockholder's equity	5,554,852
Total liabilities and stockholder's equity	$24,346,722

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

SAMCO Capital Markets, Inc. (SAMCO or the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The broker dealer business consists of buying, selling and trading of securities, as well as several types of financial services, including investment banking, financial advisory, underwriting and agency transactions.

The Company introduces its customers on a fully disclosed basis and clears all of its transactions through Penson Financial Services, Inc. (PFSI), which is affiliated with the Company by way of indirect common ownership and Chairman of the Board of Directors. Accordingly, the Company operates under the exemptive provisions of the SEC Rule 15c3-3(k)(2)(ii).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies which are followed consistently by the Company in the preparation of its financial statements. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Securities Transactions - Proprietary security transactions are recorded on a trade-date basis. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis and are recorded in net trading income on the statement of income.

Securities owned and securities sold, not yet purchased are valued at market value. Securities traded on a national exchange are valued at the last sales price. Securities for which over-the-counter market quotations are available are valued at the average of the last bid/asked price. Securities not readily marketable are valued at fair value as determined by management.

Effective January 1, 2008, the Company adopted Financial Accounting Standards Board (FASB) Statement No. 157, Fair Value Measurements (SFAS 157), which defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The implementation of SFAS 157 did not cause a change in the method of calculating fair value of assets or liabilities, with the exception of incorporating a measure of the Company's own nonperformance risk or that of its counterparties as appropriate, which was not material.

SFAS No. 157 establishes a three-tier fair value hierarchy, which categorizes the inputs used in measuring fair value. These categories include (in descending order of priority): Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

SAMCO Capital Markets, Inc.
Notes to Financial Statements

The following table shows assets and liabilities measured at fair value as of December 31, 2008 on the Company's balance sheet, and the input categories associated with those assets and liabilities:

		Fair Value Measurements at Reporting Date Using		
Description	Total Fair Value Assets (Liabilities) at 12/31/08	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Receivable from clearing organization............	$ 5,991,685	$ 5,991,685	$ -	$ -
Securities owned marketable..............	16,009,955	16,009,955	-	-
Not readily marketable..............	365,298	-	-	365,298
Payable to clearing organization	(17,046,320)	(17,046,320)	-	-

SFAS 157, paragraph 32, requires that entities provide reconciliation for the beginning and ending balances for Level 3 assets and liabilities measured at fair value.

Changes in Level 3 assets and liabilities are measured at fair value on a recurring basis for the year ended December 31, 2008.

	Assets – Investments in Securities, at Fair
Beginning Balance....................................	$ 443,446
Realized and Unrealized	-
Purchases and Sales..................................	(78,148)
Ending Balance	365,298
Changes in Unrealized Gains (Losses) as of December 31, 2008........................	$ -

Cash and Cash Equivalents - The Company considers cash equivalents to be highly liquid investments with original maturities at time of purchase of less than 90 days that are not held for sale in the ordinary course of business.

See accompanying notes to financial statements.

Investment Banking - Investment banking revenues include fees earned from providing advisory services for merger-and-acquisition transactions, capital raising activities, and related financial advisory work. Revenue is recorded when earned as specified by the terms of the contract.

Commissions - Commissions and clearing fees are recorded on a settlement date basis as securities transactions occur.

Financial Advisory Fees - Financial advisory fees include consulting fees earned from providing financial advice to municipalities. Revenue is recorded when earned as specified by the terms of the contract.

Underwriting Income – Underwriting revenue includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Underwriting management fees and sales concessions are recorded on a settlement day basis, when the related income is readily determinable.

Income Tax - The Company is included in the consolidated federal and state tax returns filed by SAMCO Holdings, Inc. (SHI). Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from SHI. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Fixed Assets - Fixed assets consist of furniture and equipment that is stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally three to five years. Depreciation expense for the year ended December 31, 2008 totaled $272,172.

NOTE 3 – RECEIVABLE FROM CLEARING ORGANIZATION

At December 31, 2008, amounts receivable from clearing organization represent the deposit maintained by the Company with PFSI in accordance with a correspondent clearing agreement.

NOTE 4 - INVESTMENTS

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Obligations of U.S. government	$11,141,409	$ 364,148
Federal, state and municipal government obligations	1,584,138	-
Corporate obligations	1,806,091	954,223
Corporate stocks	75,317	84,629
	$14,606,955	$1,403,000

Securities not readily marketable include investments in equity securities in privately held companies.

See accompanying notes to financial statements.

NOTE 5 – ACCOUNTS RECEIVABLE

Accounts receivable represents outstanding invoices for financial advisory fee billings and an intercompany receivable.

NOTE 6 – PREPAID EXPENSES

Prepaid expenses include $58,468 in registration fees paid to FINRA to register the Company and certain representatives in each state that the Company operates in for 2009, $9,478 for prepaid quotation services, and $74,700 for prepaid insurance.

NOTE 7 – PAYABLE TO CLEARING ORGANIZATION

At December 31, 2008, the Company owed PFSI, its clearing organization, $17,046,320. All of the Company's securities are held at the clearing organization. The securities are pledged as collateral for amounts due to the clearing organization and any obligations arising out of securities sold, not yet purchased. Interest costs associated with margin lending activity vary based on current interest rates.

NOTE 8 - TRANSACTIONS WITH RELATED PARTIES

The Company settles transactions with PFSI for its investment activities. The clearing and depository operations for the Company's investment activities are performed pursuant to agreements with this clearing organization. The Company is subject to credit risk to the extent the brokers with which the Company conducts business are unable to deliver cash balances or securities, or clear security transactions on the Company's behalf. The Company monitors the financial condition of the brokers with which the Company conducts business and believes the likelihood of loss under those circumstances is remote.

During the year ended December 31, 2008, clearing fees paid to PFSI totaled approximately $694,156. These amounts are included in clearing and exchange fees on the statement of operations.

NOTE 9 - INCOME TAXES

The Company is included in the consolidated federal income tax return filed by its Parent, SHI. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company has federal and state income tax net operating loss carryovers available, and sufficient in amount, to offset current year income. The federal and state net operating loss carryovers were offset, in full, by a valuation allowance. As such, the current year income tax expense is offset, in full, by the deferred income tax benefit. The Company files its own state income tax returns, in addition to state income tax returns filed on a combined basis with SHI and other affiliated members. Further, state tax expense is immaterial in those states imposing tax on a basis other than net income.

NOTE 10 - PROFIT SHARING PLAN

The Company sponsors a defined contribution 401(k) profit sharing plan (the Plan) that covers substantially all employees. Under the Plan, the Company may make a discretionary contribution determined by the Board of Directors. All employees are eligible to participate in the Plan, based on meeting certain age and term of employment requirements. During 2008, the Company contributed $53,525 on behalf of the employees.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

Leases - The Company leases its office facilities under non-cancelable leases. The following is a schedule of the approximate future minimum lease payments required under the leases:

2009	$ 611,249
2010	546,423
2011	517,031
2012	236,917
Thereafter	377,825
Total	$2,289,445

For the year ended December 31, 2008, the Company's rental expense totaled $640,152.

NOTE 12 - GUARANTEES

FASB Interpretation No. 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. In this regard, the Company has agreed to indemnify its clearing organization for losses that it may sustain from the customer accounts introduced by the Company. As of December 31, 2008, there were no amounts to be indemnified to the clearing organization for these accounts.

NOTE 13 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $3,133,820 which was $2,883,820 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .56 to 1.

NOTE 14 – FINANCIAL INSTRUMENTS

Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company executes, as agent or principal, transactions on behalf of customers. If the transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amount of the transaction.

The Company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business. Additionally, the Company is subject to credit risk if the clearing organization is unable to repay the balance in the Company's accounts.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to continually monitor its market exposure and counterparty risk. The Company does not anticipate non-performance by counterparties and maintains a policy of reviewing the credit standing of all parties; including customers, with whom it conducts business.

SUPPLEMENTARY INFORMATION

SAMCO Capital Markets, Inc.
Schedule I –Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2008

Net Capital:	
Total stockholder's equity	$ 5,554,852
Deductions and/or Charges:	
Nonallowable Assets:	
Investments	365,298
Accounts receivable	198,349
Prepaid expenses	142,647
Fixed assets	765,484
Other deductions	70,000
Other assets	5,958
Total deductions and/or charges	1,547,736
Net capital before haircut on securities positions (tentative net capital)	4,007,116
Haircuts on securities:	(873,296)
Net capital	$ 3,133,820
Computation of Basic Net Capital Requirement:	
Minimum net dollar net capital required (6-2/3% of total aggregate indebtedness)	$ 116,370
Minimum dollar net capital requirement of reporting broker-dealer	$ 250,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 250,000
Net capital in excess of required minimum	$ 2,883,820
Aggregate indebtedness	$ 1,745,550
Ratio of aggregate indebtedness to net capital	.56

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II and the computation contained herein.

BDO Seidman, LLP
Accountants and Consultants

700 North Pearl, Suite 2000
Dallas, Texas 75201
Telephone: 214-969-7007
Fax: 214-953-0722

Independent Registered Public Accounting Firm's Report on Internal Control Required by Securities Exchange Commission Rule 17a-5

Stockholder and Chairman
SAMCO Capital Markets, Inc.
Dallas, Texas

In planning and performing our audit of the financial statements of SAMCO Capital Markets, Inc. (the Company), a wholly owned subsidiary of SAMCO Holdings, Inc. for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies over financial reporting that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Dallas, Texas
February 13, 2009